Exhibit 99.1

news release

Hydro One receives regulatory decisions regarding 2020-22 transmission rate application and

Barrie Area Transmission Upgrade project

TORONTO, April 23, 2020 /CNW/—Today Hydro One Networks Inc. (“Hydro One”), Ontario’s largest electricity transmission and distribution company, received decisions from the Ontario Energy Board (“OEB”) regarding its 2020-22 transmission rate application and the Barrie Area Transmission Upgrade project.

Please see the OEB’s website for copies of both decisions:

•	Decision regarding 2020-22 transmission rate application [http://www.rds.oeb.ca/HPECMWebDrawer/Record/675333/File/document]

•	Decision regarding Barrie Area Transmission Upgrade project [http://www.rds.oeb.ca/HPECMWebDrawer/Record/675330/File/document]

Hydro One is reviewing these decisions in detail and will determine the appropriate next steps.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion. Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system, which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com; www.sedar.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release and the decisions to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

news release

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868. Our website is www.HydroOne.com. Follow us on facebook.com/HydroOneOfficial, twitter.com/HydroOne and instagram.com/HydroOneOfficial